Accrual Basis

New Way Homes, Inc.
Audited Statement of Financial Position
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
10000 · Checking 2573	2,427,834.74
10100 · Holding 3795	51,148.63
10200 · Savings 1336	30,021.97
10300 · Restricted Savings SVCF 1377	1,020.34
10500 · Restricted Checking STH 7580	36,792.63
Total Checking/Savings	2,546,818.31
Accounts Receivable	
11000 · Accounts Receivable	13,936.89
Total Accounts Receivable	13,936.89
Other Current Assets	
14000 · Prepaid Fees	1,357.50
14050 · Prepaid Insurance	5,524.75
Total Other Current Assets	6,882.25
Total Current Assets	2,567,637.45
Fixed Assets	
15005 · Computers	1,633.91
15100 · 8930 MacArthur Blvd Land Parcel	289,029.00
15905 · Accumulated Depreciation	-1,334.35
Total Fixed Assets	289,328.56
Other Assets	
16000 · Work in Process	308,023.23
18100 · Loan #1 to Envision I, LLC	
18102 · Loan Assumed by Envision II LLC	912,475.35
18103 · Loan Assumed by 8930 MacArthur	173,815.34
18100 · Loan #1 to Envision I, LLC - Other	2,157,744.03
Total 18100 · Loan #1 to Envision I, LLC	3,244,034.72
18120 · Loan #4 to Envision II, LLC	285,843.60
18125 · Loan #5 to Genesis Worship Cntr	239,260.88
18601 · Loan Fees	43,463.00
18610 · Accumulated Amortization	-35,722.00
18620 · Loan Fees Reclass Asset	-7,741.00
Total Other Assets	4,077,162.43
TOTAL ASSETS	**6,934,128.44**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	21,689.97
Total Accounts Payable	21,689.97
Other Current Liabilities	

New Way Homes, Inc.
Audited Statement of Financial Position
As of December 31, 2021

	Dec 31, 21
24225 · Accrued Interest Payable	142,428.05
Total Other Current Liabilities	142,428.05
Total Current Liabilities	164,118.02
Long Term Liabilities	
26000 · Accredited Investors Unsecured	3,873,315.00
27000 · Crowdfunding Campaign Unsecured	520,162.00
28000 · Loans Secured	
28010 · Common Spirit	199,901.36
28015 · Religious Comm. Impact Fund	200,517.81
28025 · Adrian Dominican Sisters CIF	250,631.85
28030 · Community Vision Loan	9,615.00
28040 · LISC Loan - Bay's Future Fund	277,304.41
28200 · Loan Fees Reclass Liab.	-7,741.00
Total 28000 · Loans Secured	930,229.43
28700 · Loans Unsecured	
28705 · Community Foundation SCC #1	350,000.00
28710 · Community Foundation SCC #2	500,000.00
Total 28700 · Loans Unsecured	850,000.00
29000 · 8930 LLC Loans Secured	
29005 · 8930 LLC Note Payable to NWH	173,815.34
Total 29000 · 8930 LLC Loans Secured	173,815.34
Total Long Term Liabilities	6,347,521.77
Total Liabilities	6,511,639.79
Equity	
31500 · Temp. Restricted Net Assets	137,865.25
32000 · Unrestricted Net Assets	377,446.37
Net Income	-92,822.97
Total Equity	422,488.65
TOTAL LIABILITIES & EQUITY	**6,934,128.44**

New Way Homes, Inc.
Audited Statement of Activities
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
43400 · Direct Public Support	
43410 · Corporate Contributions	12,500.00
43445 · Gifts in Kind- Services	21,250.00
43450 · Individ, Business Contributions	158,585.34
Total 43400 · Direct Public Support	192,335.34
45000 · Investments	
45030 · Interest-Savings, Short-term CD	4,164.91
45040 · Interest- Loans	176,747.06
Total 45000 · Investments	180,911.97
47200 · Program Income	
47240 · Program Service Fees	4,318.78
Total 47200 · Program Income	4,318.78
Total Income	377,566.09
Gross Profit	377,566.09
Expense	
60800 · Amortization Expense	15,574.00
60900 · Business Expenses	
60920 · Business Registration Fees	1,608.40
Total 60900 · Business Expenses	1,608.40
62100 · Contract Services	
62110 · Accounting Fees	28,518.78
62140 · Legal Fees	1,147.50
Total 62100 · Contract Services	29,666.28
62800 · Facilities and Equipment	
62810 · Depr and Amort - Allowable	326.78
Total 62800 · Facilities and Equipment	326.78
65000 · Operations	
65010 · Books, Subscriptions, Reference	1,392.53
65020 · Postage, Mailing Service	5.28
65030 · Printing and Copying	294.27
65050 · Website & Materials	4,047.50
Total 65000 · Operations	5,739.58
65100 · Other Types of Expenses	
65110 · Bank Fees	692.26
65115 · Crowdfunding/ Marketing	15,815.27
65120 · Insurance - Liability, D and O	11,037.67
65140 · Interest (NWHN)	115,125.80
65145 · Interest (Crowdfunding)	18,958.77
65150 · Interest (Other Loans)	53,386.09
65160 · Other Costs	0.00

New Way Homes, Inc.
Audited Statement of Activities
January through December 2021

	Jan - Dec 21
Total 65100 · Other Types of Expenses	215,015.86
66700 · Project Professional Fees	
66710 · Architectural	0.00
66711 · Assignment Fee	0.00
66716 · Civil Engineering	0.00
66718 · Geotechnical Engineering	0.00
66720 · Consulting	33,745.00
66725 · Legal	0.00
66733 · Environmental	0.00
66755 · Site Cleanup	3,658.65
Total 66700 · Project Professional Fees	37,403.65
67000 · Property Filing Expenses	0.00
67025 · Property Taxes	12,430.51
67050 · Project Permits	110.00
68000 · Taxes - California	1,600.00
Total Expense	319,475.06
Net Ordinary Income	58,091.03
Other Income/Expense	
Other Expense	
80000 · Ask My Accountant	0.00
80001 · Loss on Sale of LLC	150,914.00
Total Other Expense	150,914.00
Net Other Income	-150,914.00
Net Income	-92,822.97


New Way Homes, Inc.
Audited Statement of Cash Flows
January through December 2021


	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-92,822.97
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	45,764.58
14000 · Prepaid Fees	-587.50
14050 · Prepaid Insurance	-181.83
20000 · Accounts Payable	-18,178.28
24200 · Accrued Expenses	-222.30
24225 · Accrued Interest Payable	142,428.05
Net cash provided by Operating Activities	76,199.75
INVESTING ACTIVITIES	
15100 · 8930 MacArthur Blvd Land Parcel	-289,029.00
15905 · Accumulated Depreciation	326.78
16000 · Work in Process	155,996.11
18100 · Loan #1 to Envision I, LLC	-1,579,516.36
18100 · Loan #1 to Envision I, LLC:18101 · Loan Assumed by 180 SH, LLC	951,859.17
18100 · Loan #1 to Envision I, LLC:18102 · Loan Assumed by Envision II LLC	-51,649.55
18100 · Loan #1 to Envision I, LLC:18103 · Loan Assumed by 8930 MacArthur	-9,838.60
18120 · Loan #4 to Envision II, LLC	-285,843.60
18125 · Loan #5 to Genesis Worship Cntr	-239,260.88
18601 · Loan Fees	-11,000.00
18610 · Accumulated Amortization	15,574.00
18620 · Loan Fees Reclass Asset	811.00
Net cash provided by Investing Activities	-1,341,570.93
FINANCING ACTIVITIES	
26000 · Accredited Investors Unsecured	-115,125.80
26000 · Accredited Investors Unsecured:26015 · NWHN #16 and #34	281.43
26000 · Accredited Investors Unsecured:26017 · NWHN #18, #32 and #35	28.72
26000 · Accredited Investors Unsecured:26029 · NWHN #33	55.94
26000 · Accredited Investors Unsecured:26030 · NWHN #36	3,089,321.92
26000 · Accredited Investors Unsecured:26031 · NWHN #37	10,178.64
26000 · Accredited Investors Unsecured:26034 · NWHN #40	50,005.82
27000 · Crowdfunding Campaign Unsecured	264,251.54
28000 · Loans Secured:28010 · Common Spirit	-49.32
28000 · Loans Secured:28040 · LISC Loan - Bay's Future Fund	259,395.00
28000 · Loans Secured:28200 · Loan Fees Reclass Liab.	-811.00
29000 · 8930 LLC Loans Secured:29005 · 8930 LLC Note Payable to NWH	9,838.93
31500 · Temp. Restricted Net Assets	41,941.59
32000 · Unrestricted Net Assets	-41,941.59
Net cash provided by Financing Activities	3,567,371.82
Net cash increase for period	2,302,000.64
Cash at beginning of period	244,817.67
Cash at end of period	**2,546,818.31**